UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Notable Labs, Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.35 each

(Title of Class of Securities)

M7517R107

(CUSIP Number)

October 16, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS B Capital Fund II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,002,254 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,002,254 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,002,254 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.2% (2)
12.	TYPE OF REPORTING PERSON PN

(1)	Consists of 968,113 Ordinary Shares and 34,141 Ordinary Shares underlying warrants exercisable within 60 days of this Statement.
(2)

The percent of class is based upon (i) 8,936,448 Ordinary Shares outstanding as of October 16, 2023, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on October 16, 2023, plus (ii) 34,141 Ordinary Shares underlying warrants exercisable within 60 days held by B Capital Fund II, L.P.

1.	NAMES OF REPORTING PERSONS B Capital Group Partners II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,002,254 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,002,254 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,002,254 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.2% (2)
12.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS B Capital Group Investors II, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,002,254 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,002,254 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,002,254 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.2% (2)
12.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS B Capital Group Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,002,254 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,002,254 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,002,254 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.2% (2)
12.	TYPE OF REPORTING PERSON PN

Item 1.		Issuer

	(a)	Name of Issuer:

Notable Labs, Ltd. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

320 Hatch Drive
Foster City, CA 04404

Item 2.		Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i) B Capital Fund II, L.P., a Cayman Islands limited partnership (“B Capital II”).

(ii) B Capital Group Partners II, L.P., a Cayman Islands limited partnership (“B Capital II GP”), the sole general partner of B Capital II.

(iii) B Capital Group Investors II Ltd., a Cayman Islands limited company (“B Capital II Parent GP”), the sole general partner of B Capital II GP.

(iv) B Capital Group Management, L.P., a Cayman Islands limited partnership (“B Capital Management”), investment manager to B Capital II.

The address of the principal business office of the Reporting Persons is 1240 Rosecrans Ave., 5th Floor, Manhattan Beach, CA 90266.

	(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 0.35 each (“Ordinary Shares”).

	(e)	CUSIP Number:

M7517R107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned:

The information set forth in rows 5 through 11 of the cover pages is incorporated by reference into this Item 4.

The percent of class is based upon (i) 8,936,448 Ordinary Shares outstanding as of October 16, 2023, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on October 16, 2023, plus (ii) 34,141 Ordinary Shares underlying warrants exercisable within 60 days held by B Capital Fund II, L.P.

	(c)	Number of shares as to which such person has:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Percentage of Common Stock Outstanding
B Capital II	1,002,254	0	1,002,254	0	11.2%
B Capital II GP	1,002,254	0	1,002,254	0	11.2%
B Capital II Parent GP	1,002,254	0	1,002,254	0	11.2%
B Capital Management	1,002,254	0	1,002,254	0	11.2%

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other  than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2023

B CAPITAL FUND II, L.P.

By: B Capital Group Partners II, L.P. Its: General Partner By: B Capital Group Investors II Ltd. Its: General Partner

/s/ Rajarshi Ganguly
Name: Rajarshi Ganguly Title: Director

B CAPITAL GROUP PARTNERS II, L.P. By: B Capital Group Investors II Ltd. Its: General Partner

/s/ Rajarshi Ganguly
Name: Rajarshi Ganguly Title: Director

B CAPITAL GROUP INVESTORS II, LTD.

/s/ Rajarshi Ganguly
Name: Rajarshi Ganguly Title: Director

B CAPITAL GROUP MANAGEMENT, L.P. By: B Capital Group Ltd. Its: General Partner

/s/ Rajarshi Ganguly
Name: Rajarshi Ganguly Title: Director

EXHIBIT INDEX

Exhibit

99.1	Joint Filing Statement